

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 12, 2017

Via E-Mail
Keith D. Taylor
Chief Financial Officer
Equinix, Inc.
One Lagoon Drive
Redwood City, CA 94065

     Re: Equinix, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 27, 2017
              File No. 0-31293

Dear Mr. Taylor:

     We refer you to our comment letter dated June 30, 2017 regarding potential business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Sonia Barros
      Assistant Director